Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund June 2013 Update
July 18, 2013

Supplement dated July 18, 2013 to Prospectus dated April 30, 2013
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.1%	-5.1%	$26.9M	$1,153.99
B	-3.2%	-5.4%	$273.0M	$969.32
Legacy 1	-2.9%	-4.0%	$4.1M	$840.63
Legacy 2	-2.9%	-4.2%	$9.3M	$828.65
Global 1	-2.8%	-3.7%	$11.1M	$813.85
Global 2	-2.8%	-3.9%	$21.9M	$803.21
Global 3	-3.0%	-4.7%	$197.6M	$743.27
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar finished June nearly flat, as weakness ahead of the U.S. unemployment report was offset by gains prompted by speculation about a reduction in the U.S. Federal Reserve’s bond-buying program.  The Canadian dollar declined due to weak domestic retail sales data and to steep declines in commodities prices.  In Asia, the Japanese yen rallied as investors attempted to take profits from the yen’s recent downtrend.

Energy:  Crude oil markets rallied nearly 5% as U.S. Energy Information Administration reported a larger-than-expected decrease in U.S. inventories.  Supply concerns, which stemmed from political and civil unrest in the Middle East, added to gains.  Natural gas markets experienced a sharp decline as elevated inventories and mild temperatures in the U.S. weighed on prices.

Equities:  Global equity markets generally declined in June.  The main drivers behind the selloff included concerns surrounding the impact of a shift in U.S. monetary policy, weak Eurozone manufacturing and growth data, and uncertainty surrounding the outlook for the Chinese economy.

Fixed Income:  U.S. Treasury markets finished sharply weaker, driven lower by concerns surrounding the Federal Reserve’s plans to scale-back bond buying.

Grains/Foods:  Wheat markets fell sharply due to increased year-over-year acreage in the U.S. and weak export data.  Sugar prices fell in response to forecasts global supplies will continue to outpace demand.  Cotton prices rallied in excess of 4%, propelled by strong Chinese demand and supply weakness from India.

Metals:  Gold and silver markets both fell in excess of 12% due to depressed precious metals demand fostered by bullish U.S. economic indicators throughout June.  U.S. dollar strength also contributed to weakness in the precious metals markets.  Base metals prices predominantly fell, under pressure from weak industrial demand forecasts supported by disappointing Eurozone data and tight credit conditions in China.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2013

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$11,857,728	-$7,305,220
Change In Unrealized Income (Loss)	-2,564,568	772,400
Brokerage Commission	-285,825	-1,681,802
Exchange, Clearing Fee and NFA Charges	0	-22,608
Other Trading Costs	-454,561	-2,903,314
Change in Accrued Commission	39,469	22,955
Net Trading Income (Loss)	-15,123,213	-11,117,589

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$48,623	$312,845
Interest, Other	41,066	320,222
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-15,033,524	-10,484,522

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-152,267	339,818
Operating Expenses	116,820	764,128
Organization and Offering Expenses	135,530	884,713
Brokerage Expenses	2,622,540	17,200,745
Dividend Expenses	0	0
Total Expenses	2,722,623	19,189,404

Net Income (Loss)	-$17,756,147	-$29,673,926

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$571,051,306	$636,740,049
Additions	4,261,323	18,711,807
Net Income (Loss)	-17,756,147	-29,673,926
Redemptions	-13,707,097	-81,928,545
Balance at June 30, 2013	$543,849,385	$543,849,385

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,153.988	23,328.24225	$26,920,521	-3.12%	-5.13%
B	$969.318	281,591.01772	$272,951,153	-3.18%	-5.43%
Legacy 1	$840.625	4,887.71502	$4,108,736	-2.91%	-4.05%
Legacy 2	$828.650	11,215.40217	$9,293,644	-2.93%	-4.16%
Global 1	$813.852	13,644.48209	$11,104,590	-2.83%	-3.75%
Global 2	$803.205	27,205.14171	$21,851,300	-2.85%	-3.86%
Global 3	$743.274	265,877.08256	$197,619,439	-3.01%	-4.70%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership